UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

VEMANTI GROUP, INC.
(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

92259A102

(CUSIP Number)

Mark Crone, Esq.

The Crone Law Group, P.C.

420 Lexington Avenue

Suite 2446

New York, New York 10170

Telephone: (646) 861-7891

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 9, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hoang Van Nguyen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Vietnam

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER(1) 223,720,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER(1) 223,720,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 223,720,000(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)(2) 75.5%
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes 14,000,000 shares of the Issuer’s Series A preferred stock, par value $0.0001 per share (“Series A Preferred Stock”), and 3,220,000 shares of the Issuer’s Series B convertible preferred stock, par value $0.0001 per share (“Series B Preferred Stock”). The shares of Series A Preferred Stock are not convertible into Issuer’s common stock, par value $0.0001 per share (“Common Stock”), however, the Series A Preferred Stock vote with the Common Stock with each share of Series A Preferred Stock entitled to 10 votes of Common Stock. The shares of Series B Preferred Stock are convertible into shares of Common Stock at a 26:1 ratio and vote with the Common Stock on an as-converted basis with each share of Series B Preferred Stock entitled to 26 votes of Common Stock.

(2)

Percentage calculated based on 72,465,503 shares of Common Stock outstanding as reported in the Issuer’s annual report on Form 10-K filed on March 28, 2024 with the Securities and Exchange Commission plus (i) voting power of 140,000,000 shares of Common Stock for all of the Reporting Person’s Series A Preferred Stock and (ii) 83,720,000 shares of Common Stock issuable upon conversion of all of the Reporting Person’s Series B Preferred Stock.

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Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to relates to the Common Stock of Vemanti Group, Inc., a Nevada corporation with principal executive offices located at 7545 Irvine Center Dr., Suite 200, Irvine, CA 92618 (the “Issuer”).

Item 2. Identity and Background.

(a)	The name of the person filing this Statement is Mr. Hoang Van Nguyen.

(b)	Mr. Nguyen’s business address is c/o Vemanti Group, Inc., 7545 Irvine Center Dr., Suite 200, Irvine, CA 92618.

(c)	Mr. Nguyen’s principal occupation is serving as the Chief Executive Officer of the Issuer.

(d)	During the past five years, Mr. Nguyen, to his knowledge, has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past five years, Mr. Nguyen, to his knowledge, has never been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings of any violation with respect to such law.

(f)	Citizenship of Mr. Nguyen: Vietnam.

Item 3. Source of Funds

The shares beneficially owned by Mr. Nguyen were acquired on April 9, 2024, in exchange for 100% of his equity interests in VinHMS Pte. Ltd., a Singapore private company limited by shares (“VinHMS”), pursuant to the Share Exchange Agreement (defined below) as disclosed in more detail in Item 4 below.

Item 4. Purpose of Transaction.

On April 1, 2024, Mr. Nguyen, in his capacity as a shareholder of VinHMS entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with the Issuer, Mr. Tan Tran, as the sole shareholder of Series A Preferred Stock, VinHMS and Asian Star Trading & Investment Pte. Ltd., the other shareholder of VinHMS. Pursuant to the terms of the Share Exchange Agreement, on April 9, 2024, Mr. Nguyen was issued 14,000,000 shares of Series A Preferred Stock and 3,220,000 shares of Series B Preferred Stock.

Pursuant to the Share Exchange Agreement, Mr. Nguyen will also be appointed to the Board of Directors of the Issuer; however, his appointment as a director will become effective upon the expiration of all applicable waiting periods under Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

In connection with the Share Exchange Agreement, Mr. Nguyen also entered into a Lock-Up Agreement with the Issuer that provides that the Series B Preferred Stock is subject to an twelve (12) month lock-up on transferring, selling or converting the Series B Preferred Stock into shares of Common Stock until April 1, 2025, subject to (i) early release upon the Company up-listing to a national securities exchange, and (ii) certain limited permitted transfers where the recipient takes the securities subject to the restrictions in the Lock-Up Agreement.

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Except as set forth in this Schedule 13D, Mr. Nguyen has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above. Mr. Nguyen reserves the right to formulate such plans or proposals in the future.

Item 5. Interest in Securities of the Issuer.

The information set forth on the cover page of the Schedule 13D is hereby incorporated by reference into this Item 5.

As of the date of this Schedule 13D, Mr. Nguyen beneficially owns 14,000,000 shares of Series A Preferred Stock, which constitutes 35% of the Series A Preferred Stock issued and outstanding as of the date of this report. The Series A Preferred Stock does not convert into Common Stock; however, the Series A Preferred Stock vote with the Common Stock with each share of Series A Preferred Stock entitled to 10 votes of Common Stock. Mr. Nguyen also beneficially owns 3,220,000 shares of Series B Preferred Stock, constituting 32.2% of the Series B Preferred Stock issued and outstanding as of the date of this report, which shares are convertible into shares of Common Stock at a 26:1 ratio and vote with the Common Stock on an as-converted basis with each share of Series B Preferred Stock entitled to 26 votes of Common Stock.

Collectively, Mr. Nguyen beneficially owns 223,720,000 shares of Common Stock, 75.5% on an as-converted to common stock basis, of the shares reported herein and is deemed to have sole power to vote and direct the vote over all such shares and sole power to dispose or to direct the disposition of all such shares.

Item 7. Material to Be Filed as Exhibits.

99.1.	Share Exchange Agreement, dated April 1, 2024, by and among Vemanti Group, Inc., Mr. Tan Tran, VinHMS Pte. Ltd., Mr. Hoàng Văn Nguyễn and Asian Star Trading & Investment Pte. Ltd.

99.2	Lock-Up Agreement, dated April 1, 2024, by and among Vemanti Group, Inc., Mr. Tan Tran, Mr. Mr. Hoàng Văn Nguyễn and Asian Star Trading & Investment Pte. Ltd.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 11, 2024

/s/ Hoang Van Nguyen
Hoang Van Nguyen

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